April 23, 2007
VIA EDGAR
Michele M. Anderson
Legal Branch Chief
Division of Corporation Finance, Mail Stop 3720
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
William Bennett
Staff Attorney
Division of Corporation Finance, Mail Stop 3720
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Numerex Corp.
Registration Statement on Form S-3
File No. 333-140483
Dear Ms. Anderson and Mr. Bennett:
     We are writing on behalf of Numerex Corp. (the “Company”) in response to the Staff’s comment letter dated April 6, 2007 with respect to the above-referenced filing. The Company believes this letter responds fully to the Staff’s comments. For the convenience of the Staff, each comment is set forth below, followed by the Company’s response.
1.	Advise us whether the company has irrevocably received all cash proceeds described under the financing agreement with Laurus, whether subject to an escrow agreement or otherwise.

RESPONSE: The Company irrevocably received all cash proceeds described under the financing agreement with Laurus, upon the closing of the financing on December 29, 2006. There are no funds held in escrow or otherwise.

2.	In prior comment six to our letter dated March 6, 2007, we requested that you describe in a table all prior securities transactions between you (or any of your predecessors) and Laurus Master Fund, any affiliates of Laurus Master Fund, or any person with whom Laurus Master Fund has a contractual relationship regarding the transaction (or any predecessors of those persons), including the following information disclosed separately for each transaction:

Division of Corporation Finance
Securities and Exchange Commission
April 23, 2007

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than Laurus Master Fund, affiliates of the company, or affiliates of Laurus Master Fund;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than Laurus Master Fund, affiliates of the company, or affiliates of Laurus Master Fund;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).
We note the tabular disclosure on page 12, but we are unable to locate the disclosure requested in the third, fourth, fifth and seventh bullets. Please include this disclosure or tell us why it is not applicable.
RESPONSE:
In response to the Staff’s comment, the Company has added additional disclosure to the existing table on page 12 of the prospectus. With respect to the seventh bullet, the Company has added such disclosure below the table on page 12.
3.	In prior comment seven, we requested that you provide tabular disclosure that compares:
•	the number of shares outstanding prior to the convertible notes transaction that are held by persons other than Laurus Master Fund, affiliates of the company, or affiliates of Laurus Master Fund;

•	the number of shares registered for resale by Laurus Master Fund or its affiliates in prior registration statements;

Division of Corporation Finance
Securities and Exchange Commission
April 23, 2007

•	the number of shares registered for resale by Laurus Master Fund or its affiliates that continue to be held by Laurus Master Fund or its affiliates;

•	the number of shares that have been sold in registered resale transactions by Laurus Master Fund or its affiliates; and

•	the number of shares registered for resale on behalf of Laurus Master Fund in the current transaction.
Notwithstanding the disclosure on page 12, we are unable to locate the tabular disclosure requested in the first, third and fourth bullets. Please include this disclosure or tell us why it is not applicable. Also note that we intended for the disclosure requested by comment seven to be presented in a separate table in addition to the tabular disclosure requested by comment six.
RESPONSE:
We interpret the Staff’s comment to apply to the current transaction, and accordingly, the Company has added an additional table providing the requested information.
4.	We are not able to locate the disclosure confirming that Laurus does not have an existing short position in your common stock. See your response to prior comment eight.

RESPONSE: The Company has added the requested disclosure to the prospectus.
5.	In prior comment nine, we requested that you provide in the prospectus a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you and Laurus Master Fund, any affiliates of Laurus Master Fund, or any person with whom Laurus Master Fund has a contractual relationship regarding the transaction (or any predecessors of those persons). The information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes. Notwithstanding the tabular disclosure on page 12, we are unable to locate this information in the prospectus.

RESPONSE: Pursuant to Item 12 of Form S-3, the Company may incorporate by reference into the prospectus information contained in current or other reports filed with the SEC. Accordingly, the Company believes that a materially complete description of each of the prior transactions with Laurus Master Fund is contained in the documents incorporated by reference into the Form S-3, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 10-K”). Specifically, we respectfully direct the Staff’s attention to note A.13 to the consolidated financial statements in the 2006 10-K, which contains a detailed description of the material terms of each financing described in the prospectus.

Division of Corporation Finance
Securities and Exchange Commission
April 23, 2007

Additionally, the Company filed a Current Report on Form 8-K on January 5, 2007, describing the current financing arrangement with Laurus which was completed on December 29, 2006. The Company also filed (i) a Current Report on Form 8-K on January 15, 2004 describing in detail the financing arrangement with Laurus consummated on January 13, 2004; (ii) a Current Report on Form 8-K on February 3, 2005 describing in detail the financing arrangement with Laurus completed on January 28, 2005; and (iii) a Current Report on Form 8-K on June 5, 2006 describing in detail the financing arrangement with Laurus consummated on May 30, 2006. Each of these Current Reports on Form 8-K are now identified in the prospectus.
Moreover, the Company has added further disclosure in the prospectus affirming that, other than the repayment of principal and interest in accordance with the terms of the convertible note, neither party has any additional obligation to the other. The Company has not granted Laurus, in connection with any of the financing arrangements described in the prospectus, a right of first refusal, piggyback registration right or any other benefit or right.
We believe that the information contained in the prospetus, together with the information incorporated by reference therein, is fully responsive to the Staff’s comment.
* * * * *
     The Company believes that the above responds fully to the comments of the staff. The Company respectfully requests that the Staff complete its review as promptly as practical so that the Company can request to have the registration statement declared effective immediately. The Company has filed its Annual Report on Form 10-K and its definitive proxy statement.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me at 202-942-5124 with any questions.
Sincerely,
/s/ Richard E. Baltz
Richard E. Baltz